Exhibit 99.8

CONSENT OF DELOITTE & TOUCHE, LLP
INDEPENDENT REGISTERED
CHARTERED ACCOUNTANTS

The Board of Directors
Kinross Gold Corporation

We consent to the inclusion in this Form 40-F of Kinross Gold Corporation (the “Company”) of:

-
our report dated November 18, 2005, except as to note 22 which is as of February 8, 2006 (which audit report expresses an unqualified opinion and includes explanatory paragraphs relating to restatements of the financial statements, withdrawal of a previous audit report and their consideration of internal control over financial reporting), with respect to the consolidated statements of operations, cash flows and common shareholders’ equity for the year ended December 31, 2004; and,

-	our report of Independent Registered Chartered Accountants on the reconciliation to United States GAAP dated November 18, 2005, except as to note 22 which is as of February 8, 2006;

each of which is contained in this annual report on Form 40-F of the Company for the year ended December 31, 2006.

We also consent to the incorporation by reference of our above-mentioned report into the Registration Statements on Form S-8 (Registration Statements No. 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

Toronto, Canada
March 30, 2007